Exhibit 4.21

SWVL HOLDINGS CORP

NON-EMPLOYEE DIRECTOR AND ADVISORY BOARD MEMBER

COMPENSATION POLICY

The purpose of this Non-Employee Director and Advisory Board Member Compensation Policy (the “Policy”) of Swvl Holdings Corp, a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (the “Company”), is to promote the interests of the Company’s shareholders by providing a total compensation package that attracts and retains, on a long-term basis, exceptional members of the Company’s Board of Directors (the “Board”) and members of the Company’s Board of Advisors (the “Advisory Board”), in each case, who are not employees of the Company or its subsidiaries (“Non-Employee Directors” and “Advisory Board Members,” respectively). In furtherance of this purpose, all Non-Employee Directors and Advisory Board Members shall be compensated for services provided to the Company in their respective capacities as set forth below, effective upon the closing of the transactions contemplated by the Business Combination Agreement, dated as of July 28, 2021, by and among the Company, Swvl Inc., Queen’s Gambit Growth Capital, Pivotal Merger Sub Company I and Pivotal Merger Sub Company II Limited (such date, the “Effective Date”). This Policy was approved by the Board on March 31, 2022.

1.	Annual Share Grants; Cash Retainer

A.

Annual Share Grants. Subject to Section 3 hereof, effective as of the dates set forth in Section 1.A.v. below, each Non-Employee Director and Advisory Board Member shall receive a grant of a number of fully-vested Class A ordinary shares, par value $0.0001, of the Company (each, a “Share”) calculated by dividing the applicable dollar values set forth below by the closing per-share sales price of Shares as reported by the Applicable Exchange (as defined in the Company’s 2021 Omnibus Incentive Compensation Plan (the “Plan”)) on the grant date or, if there were no sales on such date, on the closest preceding date on which there were sales of Shares (such price per Share, the “Fair Market Value”), rounded down to the nearest whole Share.

i.	Annual Share Grant for Board Membership: $35,000 per year for service as a Non-Employee Director.

ii.	Annual Share Grant for Lead Independent Director: $15,000 per year for service as the lead independent Non-Employee Director.

iii.	Additional Annualized Share Grants for Committee Membership:

Audit Committee
Chair	$35,000
Member (Other than Chair)	$10,000

Compensation Committee
Chair	$15,000
Member (Other than Chair)	$7,500

Nomination and Governance Committee
Chair	$8,000
Member (Other than Chair)	$4,000

iv.	Advisory Board:

Co-Chair	$102,500
Advisory Board Member (Other than Co-Chair)	$51,250

v.

Grant of Shares; Pro-Ration. The annual share grants listed above shall be made in four equal quarterly installments in arrears. Each installment shall be made on the first trading day following the end of each fiscal quarter (or, if earlier, a Non-Employee Director’s or Advisory Board Member’s final day of Board or Advisory Board service, as applicable). Share grants shall be pro-rated (i) for any Non-Employee Director or Advisory Board Member who assumes or vacates a position on the Board or any committee thereof or the Advisory Board, as applicable, during a fiscal quarter and (ii) for the fiscal quarter in which the Effective Date occurs, in each case, based on the number of days during such fiscal quarter that such Non-Employee Director or Advisory Board Member, as applicable, served in the relevant positions for which Shares are to be granted under this Policy (as compared to the full number of days in such fiscal quarter). Furthermore, in the case of the grant to be made in respect of the fiscal quarter in which the Effective Date occurs, such grant shall be made on the later of (i) the first trading day following the end of such fiscal quarter and (ii) the date that the Company has filed an effective registration statement on Form S-8 (or other applicable form) with respect to Shares issuable under the Plan.

B.

Cash Retainer. Subject to Section 3 hereof, effective as of the Effective Date, the Non-Employee Director serving as the Chair of the Audit Committee shall receive an annual cash retainer of $35,000, which shall be paid in four equal quarterly installments in arrears. Each installment shall be paid as soon as practicable following the final calendar day of each fiscal quarter (or, if earlier, such director’s final day of service in such position or Board service, whichever occurs later). Such cash retainer shall be pro-rated (i) for any Non-Employee Director who assumes or vacates such position during a fiscal quarter and (ii) for the fiscal quarter in which the Effective Date occurs, in each case, based on the number of days during such fiscal quarter that such Non-Employee Director served in such position (as compared to the full number of days in such fiscal quarter).

2.	Equity-Based Awards to Non-Employee Directors.

Grants of equity-based awards to Non-Employee Directors pursuant to this Section 2 of this Policy shall be automatic and nondiscretionary, subject to Board approval in accordance with applicable law.

Subject to Section 3 hereof, on the first trading day following the date of each regular annual meeting of the Company’s shareholders that occurs following the Effective Date (each, an “Annual Meeting”), each Non-Employee Director who is in service from and after such Annual Meeting shall automatically be granted an annual award of restricted stock units (“RSUs”) under the Plan in respect of a number of Shares determined by dividing $170,000 by the Fair Market Value of a Share on the date of grant, rounded down to the nearest whole share, and evidenced by an award agreement in the standard form approved by the Board prior to such grant. The RSUs subject to such grants shall vest on the earlier of (i) the first anniversary of such grants and (ii) the day prior to the date of the next Annual Meeting following the applicable grant date, in each case, subject to such Non-Employee Director’s continued service as a Non-Employee Director through such vesting date.

In the event of a Change of Control (as defined in the Plan), all RSUs granted to Non-Employee Directors pursuant to this Policy shall, to the extent then outstanding and unvested, vest in full upon the Change of Control.

3.	Annual Compensation Limit.

No Non-Employee Director may be granted, in any calendar year, Shares or other equity or equity-based awards with an aggregate value greater than, in the case of, (i) a newly-appointed Non-Employee Director, $1,000,000 and (ii) any continuing Non-Employee Director, $750,000 (in each case, with the value of each Share and equity and equity-based award based on the grant date fair value of such award (determined in accordance with the accounting standards then applicable to the Company) and counted toward this limit for the year in which it is granted). Any cash compensation paid or Shares or other equity or equity-based awards granted to an individual for his or her services as an employee or a consultant to the Company (other than as a Non-Employee Director), in each case, will not count for purposes of the limitation under this Policy. Any cash compensation that is deferred will be counted toward this limit for the calendar year in which it was first earned, and not when paid or settled if later.

4.	Expenses.

The Company shall reimburse each Non-Employee Director and Advisory Board Member for reasonable out-of-pocket expenses incurred in attending meetings of the Board or any committee thereof or the Advisory Board, as applicable, within a reasonable amount of time following submission by such Non-Employee Director or Advisory Board Member, as applicable, of reasonable written substantiation for such expenses.

5.	Section 409A.

To the extent applicable to the Non-Employee Director or Advisory Board Member, this Policy and all Shares and other equity or equity-based granted pursuant to this Policy are intended to meet the requirements of Section 409A of the U.S. Internal Revenue Code of 1986, as amended, including the rules and regulations promulgated thereunder, or any equivalent under applicable law (“Section 409A”) and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Board. To the extent that an equity or equity-based award or payment, or the settlement or deferral thereof, is subject to Section 409A, the equity or equity-based award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A in order to avoid taxes or penalties under Section 409A. Each payment made pursuant to this Policy shall be considered a separate payment for purposes of Section 409A. In no event will the Company reimburse a Non-Employee Director or Advisory Board Member for any taxes imposed or other costs incurred as a result of Section 409A.

6.	Responsibility for Taxes.

Except as required by applicable law, as an independent contractor to the Company, each Non-Employee Director and each Advisory Board Member shall be solely responsible for the withholding , reporting and payment of all taxes and other legally required payments due in respect of the compensation payable pursuant to this Policy.

7.	Revisions.

The Board may amend, alter, suspend or terminate this Policy at any time and for any reason. No amendment, alteration, suspension or termination of this Policy shall materially impair the rights of a Non-Employee Director or Advisory Board Member, as applicable, with respect to compensation that already has been paid or awarded, unless otherwise mutually agreed in writing between the Non-Employee Director or Advisory Board Member, as applicable, and the Company.